June 11, 2025

BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction

100 F Street, NE
Washington, DC 20549

Re:	Pioneer Acquisition I Corp

Registration Statement on Form S-1

Filed May 29, 2025

File No. 333-287656

Ladies and Gentlemen:

On behalf of our client, Pioneer Acquisition I Corp (the “Company”), we are writing to submit the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated June 10, 2025, relating to the Company’s Registration Statement on Form S-1 filed via EDGAR on May 29, 2025.

The Company is concurrently filing via EDGAR the Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”), which reflects the Company’s response to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Registration Statement on Form S-1

General

1.

We note that on page 146 Kevin Schubert is listed as your Chief Financial Officer, but not as a director nominee. However, based on the consent filed as Exhibit 99.3, it also appears that Mr. Schubert is being named as a nominee to your board of directors. Please revise to reconcile the inconsistency or advise.

Response: The Company acknowledges the Staff’s comment and advises the Staff that Mr. Schubert will not serve as a director. We have revised to remove the prior-filed Exhibit 99.3.

If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship
Michael J. Blankenship

cc:	Mitchell Creem, Chief Executive Officer, Pioneer Acquisition I Corp